News Release
AMEX, TSX Symbol: NG

NovaGold Announces Q1 Earnings

13 April 2006 Vancouver - NovaGold Resources Inc. (TSX:NG; AMEX:NG) NovaGold Resources Inc. is pleased to report its financial and operating results for the three months ended February 28, 2006 together with an update of the Company's development activities. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects including resource estimates, can be found on the Company’s website www.novagold.net and on SEDAR www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

NovaGold remains focused on commencing construction this year at the Company’s Nome Operations to place the Rock Creek and Big Hurrah gold deposits located near Nome, Alaska into commercial production next year. The Company also continues to rapidly advance its three large, advanced stage exploration projects: Galore Creek, Donlin Creek and Ambler towards a construction decision.

Final detailed engineering work is nearing completion at Rock Creek in preparation for the start of construction in the second half of 2006 upon receipt of the necessary permits. Permitting is progressing on track with the regulatory agencies for completion after mid-2006. The project mining fleet of haul trucks, loaders, and drills are in place at the Port of Nome with a second support barge scheduled to arrive in Nome early this summer. The Company’s target is to achieve initial production within 9 months of the start of construction at a level of 100,000 ounces per year.

At the Company’s Galore Creek copper-gold-silver deposit in British Columbia, final planning is underway in preparation for the 2006 drill campaign designed to test new potential targets, continue to expand areas of open mineralization and identify potential higher-grade material that could be optimized within the first 10 years of the mine-plan. The Feasibility Study is on-going and anticipated to be completed in the second half of 2006. NovaGold continues to work closely with the Tahltan First Nation and recently signed a comprehensive participation agreement with the Tahltan in support of development of the Galore Creek project. The agreement supports collaboration throughout the Environmental Assessment and the permitting process for Galore Creek.

NovaGold's objective is to commence construction of the Galore Creek project beginning in 2007. In support of this objective the Company looks to submit its Environmental Assessment and Permit Applications for the project in the first half of 2006. Galore Creek is anticipated to produce over 300,000 ounces of gold, 2 million ounces of silver and 370 million pounds of copper annually.

At the Donlin Creek project, drilling commenced in February starting with 4 diamond drills. Barrick Gold Corp. has appointed a new overall project manager and a transition team is reviewing the overall program and objectives for 2006. The program on the project is anticipated to be in excess of US$30 million towards drilling, feasibility studies and permitting. The Company is pleased with Barrick’s rapid progress with its transition team at Donlin Creek and steady advancement of this world class gold project towards a production decision under the terms of the agreement. As currently envisioned Donlin Creek would produce more that 1 million ounces of gold per year.

At the Company’s Ambler project, a joint venture with Rio Tinto, planning is underway for a program of over 3,000 meters of drilling to test additional high-grade copper-zinc and precious metal targets along with exploration work at a major geophysical target adjacent to and on-trend with the existing Arctic deposit. An updated resource estimate is in progress for use in a Preliminary Economic Assessment study due in the second half of 2006. NovaGold has significantly expanded its claim holdings in the district to over 378 square kilometers.

With the recent additions to the NovaGold management team including Peter Harris, as Chief Operating Officer, along with several other experienced engineering and operations personnel, the Company is preparing to successfully make the transition to a junior producer over the next year. The Company anticipates starting production in 2007 at a 100,000 per year level and to grow that production to over 700,000 ounces of gold per year at a company wide total cash cost of less than US$100 per ounce net of copper credits by 2010-11 from its existing portfolio of assets.

The next year looks to be an exciting one for the Company and NovaGold is exceptionally well positioned to take full advantage of the growing demand for metals from its large and growing North American gold, silver and copper resource base, and to add significant new value for shareholders and for the communities in which we work. We look forward to reporting on further positive developments on the Company's projects during the coming months.

Financials Results

Results of Operations

The Company had net income of $0.1 million (or $0.00 per share) for the quarter ended February 28, 2006, compared with a net loss of $5.1 million (or $0.08 per share) for the same quarter in 2005. The major factors causing the improvement in the quarterly results were an increase of land sales of $0.6 million, a foreign exchange gain increase of $0.6 million resulting from the Company’s treasury management of excess cash and a decrease of $4 million in non-cash stock-based compensation due to the timing of stock option grants.

Revenues from the Company’s land and gravel sales, gold royalties and other revenues increased by $0.6 million in the quarter ended February 28, 2006, compared with the same quarter in 2005. The increase in revenues was mainly due to a large land sale within the Nome, Alaska city limits that occurred during the quarter. Interest income for the quarter increased by $0.3 million compared with the previous year due to the investment of excess cash from the Company’s completed public offering completed in early February 2006.

Expenses were $1.8 million for the quarter ended February 28, 2006 compared with $5.7 million in the same quarter in 2005. During the quarter, the Company recorded a foreign exchange gain of $0.7 million resulting from the Company’s treasury management of the excess cash from the February 2006 financing. In the quarter the Company recorded $0.2 million for stock-based compensation compared with $4.2 million in the previous year. The difference is due to timing of grants. In 2006 the Company granted annual stock options in March compared with January in 2005. The accounting for stock-based compensation includes an equivalent amount in shareholders’ equity, so there is no net effect on shareholders’ equity as a result of this charge.

Overall general and administrative costs, salaries, corporate development and communication, and professional fees have increased by $0.8 million to $2.2 million in the first quarter of 2006 compared with $1.5 million in the same quarter in 2005. Corporate development and communication costs have decreased slightly due to a reduction of the use of consultants as permanent employees have been hired to performed similar functions. General and administrative, professional fees and salaries have increased because of the Company’s growth and increased activity. The Company has expanded staff resources in all areas to meet the needs created by the more advanced stages of the Company’s projects and an expanded shareholder base.

The Company also recorded a dilution gain of $0.5 million from its ownership of common shares of Alexco Resource Corp.

Outlook

At February 28, 2006 the Company had unrestricted cash and cash equivalents of $217 million. On February 8, 2006 the Company issued by way of public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $189 million. The net proceeds from the financing are planned to be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above. In particular, the proceeds will only be expended on the development of Rock Creek if a development decision is made. If such a decision is not made, the funds allocated for the construction of Rock Creek will be utilized for the completion of feasibility studies on each of the Galore Creek project and the Donlin Creek project and for exploration on the Company's other projects.

In 2006, the Company has budgeted to invest a minimum of $75 million on its share of exploration and development programs on its properties. This work is anticipated to include a minimum of 75,000 meters of drilling, including that funded by joint venture partners, with the majority of the work focused on the Donlin Creek, Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend approximately $40 million on programs that are planned to lead to completion of a feasibility study in the second half of 2006 and to assist permit completion in 2007. Included in the budget are approximately 18,000 metres of infill and exploration drilling, continuation of detailed design, particularly of the road access, continued metallurgical testing, monitoring and community projects as well as the US$7.5 million property payment due in October 2006.

At Rock Creek (and Big Hurrah) the Company is planning a two staged approach. An amount of US$16 million has been budgeted in 2006 for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 metre drill program. The second stage assumes that permits will be obtained on a timely fashion and that the board of directors of the Company will make a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah. It is expected that a further budget for 2006 of approximately US$37 million would be added at this time.

The Company is still assessing the results of the 2005 season work at both the Galore Creek and Rock Creek/Big Hurrah projects and may change the planned expenditures on those projects dependent on the final 2005 season results.

At the Ambler project, the Company plans to spend US$4 million completing a resource estimation and scoping study, continuing transportation and power studies, carrying out further metallurgical test work and undertaking a minimum 3,000 meters drilling program focusing on new areas along the Ambler belt.

NovaGold’s joint venture partner at Donlin Creek is Placer Dome US. On March 15, 2006 Barrick Gold Corp (Barrick) acquired all of the shares of the parent of Placer Dome US. NovaGold's rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick's acquisition of Placer Dome Inc. Placer Dome had indicated to NovaGold prior to that date that it expected to meet its US$32 million expenditure requirement at Donlin Creek in the first half of 2006. Placer Dome also indicated a significant budget for Donlin Creek through mid-2007. If Barrick carries out the same program as proposed by Placer Dome for 2006, NovaGold’s share, assuming 30% of the budget, would be approximately US$8 million. NovaGold has the right under the joint venture agreement to request that these funds be advanced by Placer Dome, with interest and a right to lodge security against NovaGold’s share of the property, but the Company expects to choose to contribute any such funds from its own cash.

In addition to the above NovaGold has other ongoing expenditures and property interests. The Company expects to fund all its currently planned activities for 2006 from existing cash.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the 28.5 million ounce Donlin Creek gold project in partnership with Barrick Gold, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: Phone (604) 669-6227 or Toll Free 1-866-669-6227

Don MacDonald, CA	Greg Johnson
Senior VP & CFO	VP Corporate Communications and Strategic
E-mail: don.macdonald@novagold.net	Development
E-mail:greg.johnson@novagold.net

Forward-Looking Statements

Forward-Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.